Exhibit 99.1

Ctrip Announces Share Exchange Transaction with Baidu

Shanghai, China, October 26, 2015:  Ctrip.com International, Ltd. (“Ctrip”) today announced that the company has completed a share exchange transaction with Baidu, Inc. (“Baidu”), pursuant to which Baidu has exchanged 178,702,519 Class A ordinary shares1 and 11,450,000 Class B ordinary shares of Qunar Cayman Islands Limited (“Qunar”) beneficially owned by Baidu prior to the consummation of the transaction in exchange for 11,488,381 newly-issued ordinary shares of Ctrip. The share exchange ratio for the transaction is 0.725 Ctrip ADSs per Qunar ADS.2 As a result of the transaction, Baidu will own ordinary shares of Ctrip representing approximately 25% of Ctrip’s aggregate voting interest, and Ctrip will own ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest.

Four representatives, including James Liang and Jane Sun, chairman and chief executive officer, and co-president and chief operating officer of Ctrip, respectively, have been appointed to Qunar’s board of directors, and Robin Li and Tony Yip, chairman and chief executive officer, and vice president, head of investments, mergers and acquisitions of Baidu, respectively, have been appointed to Ctrip’s board of directors.

Baidu and Ctrip have also agreed to a business cooperation across a broad base of products and services.  Baidu expects to continue its existing business cooperation with Qunar.

“I am happy to announce this transaction, which creates value for our shareholders and demonstrates Baidu’s continuing commitment to online travel, an industry with tremendous potential ahead,” said Robin Li, chairman and chief executive officer of Baidu. “We are happy with Qunar’s accomplishments, and we look forward to working with the leading players in the industry.”

“We are excited by this transaction, which we believe will help build a healthy travel ecosystem in China,” said James Liang, chairman of the board and chief executive officer of Ctrip. “This milestone transaction will enable us to focus on providing the best travel products and services to our travelers. We believe this will create greater value to our customers, partners and shareholders in the future.”

“China travel is an industry with great potential. As the technology leading player in the industry, Qunar has become China’s fourth largest e-commerce company with tremendous growth momentum,” said CC Zhuang, CEO and co-founder of Qunar. “We are very proud of our team, and appreciate the support from our global shareholder base.”

1  Such Class A ordinary shares will be automatically converted into Class B ordinary shares upon transfer.

2  Each Qunar ADS represents the equivalent of 3 ordinary shares, and each CTRP ADS represents the equivalent of 0.25 Ordinary shares.

About Ctrip

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com